Exhibit 99.1

Ad-hoc announcement according to § 15 WpHG	Bayer AG Investor Relations 51368 Leverkusen Germany www.investor.bayer.com

Bayer Offers to Acquire Monsanto for USD 122 per Share in Cash to Create a Global Leader in Agriculture

Leverkusen, May 23, 2016

Bayer has made an all-cash offer to acquire all of the issued and outstanding shares of common stock of Monsanto Company for USD 122 per share or an aggregate value of USD 62 billion. This offer, based on Bayer’s written proposal to Monsanto dated May 10, 2016, represents a substantial premium of:

•                  37 percent over Monsanto’s closing share price of USD 89.03 on May 9, 2016

•                  36 percent over the three-month volume weighted average share price

•                  33 percent over the six-month volume weighted average share price

•                  Last twelve months EBITDA multiple of 15.8x as of February 29, 2016

The acquisition of Monsanto would be a compelling opportunity to create a global agriculture leader, while reinforcing Bayer as a Life Science company with a deepened position in a long-term growth industry. The combination is expected to provide Bayer’s shareholders with accretion to core EPS by a mid-single-digit percentage in the first full year after closing and a double-digit percentage thereafter. Initially, Bayer expects annual earnings contributions from total synergies of approximately USD 1.5 billion after year three plus additional integrated offer benefits in future years.

This transaction would bring together leading Seeds & Traits, Crop Protection, Biologics, and Digital Farming platforms. Specifically, the combined business would benefit from Monsanto’s leadership in Seeds & Traits and Bayer’s broad Crop Protection product line across a comprehensive range of indications and crops. The combination would also be truly complementary from a geographic perspective, significantly expanding Bayer’s long-standing presence in the Americas and its position in Europe and Asia/Pacific.

Bayer is highly confident in its ability to finance the transaction based on advanced discussions with and support from its financing banks, BofA Merrill Lynch and Credit Suisse. The offer is not subject to a financing condition. Bayer intends to finance the transaction with a combination of debt and equity. The expected equity portion represents approximately 25 percent of the transaction’s enterprise value and is expected to be raised primarily via a rights offering.

The strong cash flow generation of the combined business as well as Bayer’s track record of disciplined deleveraging after large acquisitions would enable rapid deleveraging post-acquisition. This is in line with Bayer’s target of an investment-grade rating immediately after closing of the transaction and its commitment to the single “A” credit rating category in the long term. Bayer has a successful track record of working with global authorities to secure the necessary regulatory approvals and has extensive experience integrating acquisitions from a business, geographic, and cultural perspective.

Bayer’s Board of Management and Supervisory Board unanimously approved the proposal and are fully committed to pursuing the transaction. Bayer is prepared to proceed immediately to due diligence and negotiations and to quickly agree to a transaction. The transaction will be subject to customary closing conditions.

Bayer Investor Relations contacts:

Dr. Alexander Rosar (+49-214-30-81013)

Dr. Juergen Beunink (+49-214-30-65742)

Peter Dahlhoff (+49-214-30-33022)

Judith Nestmann (+49-214-30-66836)

Constance Spitzer (+49-214-30-33021)

Dr. Olaf Weber (+49-214-30-33567)

Forward-Looking Statements

This release may contain forward-looking statements based on current assumptions and forecasts made by Bayer management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in Bayer’s public reports which are available on the Bayer website at www.bayer.com. The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Additional Information

This communication relates to a proposed offer by Bayer Aktiengesellschaft or its subsidiaries (“Bayer”), to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Monsanto Company, a Delaware corporation (“Monsanto”).  This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Monsanto.  No tender offer for the shares of Monsanto has commenced at this time.  At the time a tender offer for the shares of Monsanto is commenced, Bayer will file tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) with the Securities and Exchange Commission (the “SEC”) with respect to the tender offer.  Any definitive tender offer documents will be mailed to the stockholders of Monsanto.  STOCKHOLDERS OF MONSANTO ARE URGED TO READ THE RELEVANT TENDER OFFER MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE TENDER OF THEIR SHARES.  Stockholders of Monsanto will be able to obtain free copies of these documents (if and when available) and other documents filed by Bayer with the SEC through the website maintained by the SEC at www.sec.gov.